UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter and Full Year 2010 Earnings Release Regulated Information March 10, 2011 - 8:00 a.m. CET

DELHAIZE GROUP FINISHES 2010 WITH STRONG QUARTERLY

OPERATING PROFIT GROWTH AND HIGH FREE CASH FLOW

Financial Highlights 2010

»	Revenue growth of 1.0% at identical exchange rates (4.6% at actual exchange rates)

»	Strong comparable store sales growth at Hannaford and Delhaize Belgium; improving trend in second half of year at Food Lion

»	Stable operating profit at identical exchange rates, in middle of guidance range (excluding the EUR 44 million U.S. restructuring, store closing and impairment charge in 2009)

»	Resilient operating margin of 4.9%

»	Outstanding full year free cash flow generation (EUR 665 million or 3.2% of revenues)

»	Basic earnings per share of EUR 5.73 (Group share in net profit) increases by 11.2% at actual exchange rates

Financial Highlights Fourth Quarter 2010

»	Revenue growth of 1.5% at identical exchange rates (7.6% at actual exchange rates)

»	Solid comparable store sales growth in Belgium; improvement of U.S. comparable store sales evolution

»	Excellent Group operating margin of 5.9%; strong increase of operating margin in each of our regions

Other Highlights

»	Agreement to acquire 100% of Serbian based Delta Maxi Group for EUR 932.5 million enterprise value

»	Proposal to increase net dividend by 7.5% to EUR 1.29 per share

» CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “Our Group finished 2010 with a strong fourth quarter, with improved revenue growth, solid operating margins and double digit operating profit growth. Our fourth quarter operating expenses decreased thanks to our teams’ focus on sustainable cost management. In addition, our free cash flow generation was again very strong, a timely achievement as we just announced our agreement to acquire Delta Maxi Group in Serbia. This acquisition, expanding our presence into five new countries with good growth prospects, is a major opportunity for Delhaize Group to become a leading retailer in Southeastern Europe and an important step in rebalancing our geographic portfolio among our U.S., European and Asian businesses.”

“2010 was the first year of our New Game Plan strategy. During the year we improved our price competitiveness, successfully managed our operating expenses, stepped up our growth in our newer operations and maintained our solid operating margin. We are on track to achieve our ambitious EUR 500 million annual gross cost savings target by the end of 2012.”

» Financial Highlights

Q4 2010 (1)				2010 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
5 243	+7.6%	+1.5%	Revenues	20 850	+4.6%	+1.0%
307	+38.0%	+30.2%	Operating profit	1 024	+8.7%	+4.7%
5.9%	—	—	Operating margin	4.9%	—	—
256	+49.0%	+41.0%	Profit before taxes and discontinued operations	821	+11.0%	+6.9%
190	+40.0%	+33.3%	Net profit from continuing operations	576	+12.5%	+8.6%
190	+40.5%	+33.9%	Group share in net profit	574	+11.7%	+7.9%
1.88	+39.8%	+33.2%	Basic earnings per share (Group share in net profit)	5.73	+11.2%	+7.4%

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 8.8% in the fourth quarter of 2010 (1 EUR = 1.3583 USD) compared to the fourth quarter of 2009 and increased by 5.2% in 2010 (1 EUR = 1.3257 USD) compared to 2009.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	1 of 22

» Full Year 2010 Income Statement

Revenues

In 2010, Delhaize Group posted revenue growth of 1.0% at identical exchange rates. At actual exchange rates, revenues increased by 4.6% to EUR 20.8 billion due to the strengthening of the U.S. dollar by 5.2% against the euro compared to 2009. Revenues passed the EUR 20 billion mark. Organic revenue growth was 0.9%.

In 2010, revenue growth was mainly the result of:

•	Solid revenue growth of 4.0% at Delhaize Belgium supported by comparable store sales growth of 3.2%;

•	Continued strong performance of Alfa Beta in Greece, that generated revenue growth of 6.3% in 2010 in a difficult economic environment;

•	Solid revenue growth of 20.5% at identical exchange rates in Romania and Indonesia;

•	Partially offset by a 1.0% decrease of U.S. revenues at identical exchange rates as a result of a comparable store sales evolution of -2.0%.

Delhaize Group ended 2010 with a sales network of 2 800 stores. This represents an increase of 68 stores compared to 2009, including the addition of 16 Bottom Dollar Food stores in the U.S. and 21 new stores in Romania including 10 Red Market stores.

Gross margin

Gross margin stayed stable at 25.7% of revenues as a result of better supplier terms at Delhaize Belgium and Alfa Beta, as well as logistics efficiencies at Delhaize Belgium, offset by price investments across our operating segments and especially at Food Lion where we embarked on a price repositioning effort at the beginning of 2010.

Other operating income

Other operating income amounted to EUR 85 million in 2010 compared to EUR 78 million in 2009 and increased mainly due to more waste recycling income in the U.S. as a result of higher baled paper prices.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.1% of revenues (increase of 5 basis points at actual exchange rates) and were flat compared to 2009 at identical exchange rates as continued cost savings efforts throughout the Group and positive sales leveraging at Delhaize Belgium offset increased depreciation and amortization and advertising expenses, and the negative sales leverage in the Southeast of the U.S. We are on track to achieve the Group’s ambitious 3-year cost savings reduction target by the end of 2012.

Other operating expenses

Other operating expenses amounted to EUR 20 million in 2010 compared to EUR 69 million in 2009. The 2009 results included a EUR 21 million (USD 29 million) charge related to the U.S. restructuring and a EUR 23 million (USD 32 million) store closing and impairment charge, both recorded in the fourth quarter of 2009 in the U.S., while an impairment charge of EUR 14 million mainly relating to some underperforming stores was recorded in 2010.

Operating profit

Operating profit increased by 8.7% at actual exchange rates (+4.7% at identical exchange rates) and crossed the EUR 1 billion mark for the first time, reaching EUR 1 024 million. Excluding the U.S. restructuring, store closing and impairment charges of EUR 44 million in 2009, operating profit stayed stable at identical exchange rates. Operating margin increased to 4.9% of revenues compared to 4.7% in 2009 (4.9% in 2009 excluding the EUR 44 million charges) as a result of good cost management combined with a stable gross margin, partially offset by negative sales leverage in the Southeast of the U.S.

Net financial expenses

Net financial expenses amounted to EUR 203 million, a decrease of 3.4% compared to 2009 at identical exchange rates mainly due to the positive impact of the 2009 bond refinancing and of the 2010 debt exchange, higher income on financial investments and lower interest rates on our floating rate debt denominated in U.S. dollar.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	2 of 22

Effective tax rate

The effective tax rate decreased in 2010 from 30.8% to 29.8%, and was favorably impacted by the organizational restructuring implemented in the fourth quarter of 2009.

Net profit from continuing operations

Net profit from continuing operations increased by 12.5% (+8.6% at identical exchange rates) and amounted to EUR 576 million, or EUR 5.74 basic per share (EUR 5.07 in 2009).

Result from discontinued operations, net of tax

In 2009, the result from discontinued operations, net of tax, amounted to EUR 8 million and included a gain on the divestment of our German operations.

Net profit

Group share in net profit amounted to EUR 574 million, an increase of 11.7% at actual exchange rates (+7.9% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 5.73 (EUR 5.16 in 2009) and diluted net profit was EUR 5.68 (EUR 5.08 in 2009).

The Board of Directors of Delhaize Group will propose to the Ordinary General Meeting of May 26, 2011, the payment of a gross dividend of EUR 1.72 per share. This is an increase of 7.5% versus prior year. After deduction of the 25% Belgian withholding tax, the proposed net dividend is EUR 1.29 per share. The net dividend of EUR 1.29 per share will be payable to owners of ordinary shares against coupon no. 49. The Delhaize Group ordinary shares will start trading ex-coupon on June 1, 2011 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is June 3, 2011 (closing of the market) and the payment date is June 6, 2011.

» Fourth Quarter 2010 Income Statement

Revenues

In the fourth quarter of 2010, revenues of Delhaize Group increased by 7.6% at actual exchange rates and by 1.5% at identical exchange rates.

Organic revenue growth was 1.4% supported by solid comparable store sales growth of 3.8% in Belgium, another excellent quarter at Hannaford and sustained revenue growth in Greece of 5.5% while the Rest of the World segment recorded another solid quarterly revenue growth of 23.6% at identical exchange rates. The U.S. comparable store sales trend improved from -1.8% in the third quarter to -0.8% in the last quarter of 2010 due to an encouraging trend at Food Lion since the third quarter while Hannaford continued its excellent performance.

Gross margin

Gross margin increased to 25.9% of revenues (25.7% in the fourth quarter of 2009) and increased by 6 basis points at identical exchange rates as a result of efficiencies in logistics and better supplier terms at Delhaize Belgium and higher vendor allowances at Alfa Beta, partially offset by price investments especially at Food Lion where our price repositioning efforts, started at the beginning of the year, were maintained.

Other operating income

Other operating income amounted to EUR 23 million and decreased by 2.0% at identical exchange rates as lower income at Delhaize Belgium due to a gain on disposal of two parcels of land in 2009 and lower government grant and property rental income at Alfa Beta were partly offset by higher waste recycling income at Food Lion.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 20.3% of revenues at actual exchange rates and decreased by 50 basis points at identical exchange rates (-40 basis points at actual exchange rates). During the fourth quarter, selling, general and administrative expenses decreased in each of our operating companies as a percentage of revenues due to continued cost savings efforts throughout the Group, such as increased retail labor efficiencies and lower utility consumption.

Other operating expenses

Other operating expenses amounted to EUR 10 million in 2010 compared to EUR 46 million in 2009. 2009 included a EUR 21 million (USD 29 million) charge related to the U.S. restructuring and a EUR 23 million (USD 32 million) store closing and impairment charge, while an impairment charge of EUR 10 million was recorded in the fourth quarter of 2010.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	3 of 22

Operating profit

Operating profit increased by 38.0% at actual exchange rates (+30.2% at identical exchange rates) to EUR 307 million. Operating margin was 5.9% of revenues (compared to 5.5% excluding the U.S restructuring, store closing and impairment charge of EUR 44 million recorded in the fourth quarter of 2009), the highest quarterly operating margin for Delhaize Group of the last decade as a result of a strong increase in operating margin in each of our regions, mainly as a result of cost savings efforts throughout the Group.

Net financial expenses

Net financial expenses amounted to EUR 51 million, a decrease of 5.8% compared to 2009 at identical exchange rates mainly due to the positive impact of the debt exchange in October 2010.

Effective tax rate

The effective tax rate was 25.8% in the fourth quarter of 2010, an increase compared to 21.0% in the fourth quarter of 2009 due primarily to the one-time benefit in 2009 of an organizational restructuring in 2009.

Net profit from continuing operations

Net profit from continuing operations increased by 40.0% (+33.3% at identical exchange rates) and amounted to EUR 190 million, or EUR 1.89 basic per share (EUR 1.34 in 2009).

Net profit

Group share in net profit amounted to EUR 190 million, an increase of 40.5% at actual exchange rates (+33.9% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 1.88 (EUR 1.35 in 2009) and diluted net profit was EUR 1.87 (EUR 1.34 in 2009).

» Full Year 2010 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In 2010, net cash provided by operating activities amounted to EUR 1 317 million, an increase of EUR 141 million compared to 2009 as a result of higher operating profit and lower taxes paid in 2010, partly offset by changes in operating assets and liabilities as a result of higher receivables from affiliated stores at Delhaize Belgium and major improvements in working capital realized in 2009.

Investment activities

Capital expenditures amounted to EUR 660 million, an increase of EUR 140 million compared to 2009 as a result of intentionally delayed spending in 2009 due to the economic uncertainty at that time.

Free cash flow

Delhaize Group generated free cash flow of EUR 665 million, an increase of EUR 39 million compared to last year despite higher cash used in investing activities, as a result of higher cash provided by operating activities. Free cash flow amounted to 3.2% of revenues.

Net debt

Net debt to equity ratio improved to 35.3% compared to 46.8% at the end of 2009. Delhaize Group’s net debt amounted to EUR 1.8 billion at the end of 2010, a decrease of EUR 276 million compared to EUR 2.1 billion at the end of December 2009 mainly as a result of strong free cash flow generation.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	4 of 22

» Segment Reporting

2010		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	2010	2009	2010 / 2009	2010	2009	2010	2009	2010 / 2009
United States	USD	18 807	18 994	-1.0%	5.3%	5.4%	998	1 016	-1.8%
United States	EUR	14 187	13 618	+4.2%	5.3%	5.4%	753	729	+3.3%
Belgium	EUR	4 800	4 616	+4.0%	4.9%	4.0%	236	185	+28.2%
Greece	EUR	1 563	1 471	+6.3%	4.0%	4.0%	63	59	+6.9%
Rest of the World(1)	EUR	300	233	+28.9%	1.8%	(0.3%)	5	(1)	N/A
Corporate	EUR	—	—	N/A	N/A	N/A	(33)	(30)	-13.7%

TOTAL	EUR	20 850	19 938	+4.6%	4.9%	4.7%	1 024	942	+8.7%

Q4 2010		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	Q4 2010	Q4 2009	2010 / 2009	Q4 2010	Q4 2009	Q4 2010	Q4 2009	2010 / 2009
United States	USD	4 720	4 716	+0.1%	6.3%	4.8%	296	229	+28.6%
United States	EUR	3 470	3 170	+9.5%	6.3%	4.8%	219	154	+42.7%
Belgium	EUR	1 260	1 231	+2.3%	4.9%	4.2%	62	52	+19.8%
Greece	EUR	431	408	+5.5%	8.1%	6.7%	35	27	+29.1%
Rest of the World(1)	EUR	82	64	+29.0%	4.5%	(0.3%)	3	(1)	N/A
Corporate	EUR	—	—	N/A	N/A	N/A	(12)	(9)	-32.4%

TOTAL	EUR	5 243	4 873	+7.6%	5.9%	4.6%	307	223	+38.0%

(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In 2010, the U.S. operations of Delhaize Group generated revenues of USD 18.8 billion (EUR 14.2 billion), a decrease of 1.0% over 2009 in local currency. Comparable store sales decreased by 2.0%. The revenue evolution was impacted by prudent consumer spending and a competitive environment which stayed very promotional, especially in the second quarter. Our U.S. operating companies, in particular Food Lion, made important price investments since the start of the year as part of our New Game Plan, and managed to improve underlying volume trends in the second half of the year as a result of these price investments and of targeted promotional offers at Food Lion.

Delhaize Group finished the year with 1 627 supermarkets in the U.S., as a result of the opening of 40 stores, including 16 Bottom Dollar Food stores, and the closing of 20 stores, which resulted in a net addition of 20 stores to our U.S. network. Additionally, in 2010, Delhaize Group remodeled or expanded 72 supermarkets in the U.S., including 31 stores in the markets of Richmond, Virginia and Greenville, North Carolina.

In 2010, the U.S. gross margin decreased by 32 basis points to 27.6% as a result of price investments which started at the beginning of 2010, in line with our New Game Plan, especially at Food Lion, partly offset by better supplier terms at Food Lion.

Selling, general and administrative expenses as a percentage of revenues slightly increased (+11 basis points) to 22.5% as a result of negative sales leverage in the Southeast of the U.S., almost entirely offset by major cost reduction efforts, in particular better labor scheduling and productivity increases.

In 2010, the operating margin of our U.S. business decreased by 4 basis points to 5.3% as a result of a lower gross margin due to price investments, of almost stable selling, general and administrative expenses and offset by the positive effect of lower other operating expenses due to the USD 61 million restructuring, store closing and impairment charge in 2009. Operating profit in local currency for our U.S. operations decreased by 1.8% to USD 1.0 billion (EUR 753 million).

In 2011, Food Lion plans to remodel three markets, including the Roanoke, Virginia market.

In the fourth quarter of 2010, the revenue contribution of Delhaize America was stable compared to 2009 in local currency at USD 4.7 billion (EUR 3.5 billion). Comparable store sales evolution was -0.8%, an

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	5 of 22

improvement compared to -1.8% in the third quarter of 2010. This was the result of the continuation of the improving trends of the third quarter in the Southeast of the U.S. Our Hannaford operations had another outstanding quarter. Our U.S. retail inflation stayed largely below national inflation as a result of our continued commitment to price investments, one of the main pillars of our New Game Plan. Competitive activity was intense but remained relatively unchanged compared to the previous quarter.

In the fourth quarter of 2010, operating profit increased by 28.6% to USD 296 million. Excluding the restructuring, store closing and impairment charge of USD 61 million in 2009, operating profit increased by 1.5% in the fourth quarter of 2010 as a result of important cost savings efforts, partly offset by continuous price investments at Food Lion. The operating margin increased to 6.3% of revenues, the highest quarterly U.S. operating margin in the last ten years.

Belgium

Delhaize Belgium posted revenues of EUR 4.8 billion in 2010, an increase of 4.0% over 2009. Comparable store sales increased by 3.2%, the highest annual comparable growth in the last seven years and entirely the result of volume growth. Delhaize Belgium continued to benefit from consecutive waves of price investments which started three years ago, supported by strong communication and targeted promotional activities. Delhaize Belgium ended the year 2010 with a 26.3% market share (source: AC Nielsen), an increase of 61 basis points compared to 2009, which had already shown a strong increase in market share.

In 2010, the sales network of Delhaize Belgium was extended by a net of 13 stores, including the addition of one company-operated supermarket and three Red Market stores, and resulted in 805 stores at the end of 2010.

In 2010, Delhaize Belgium’s gross margin increased by 72 basis points to 20.8% of revenues. This is the second consecutive year of strong gross margin improvement at Delhaize Belgium as a result of sustained improvements in supplier terms and lower logistics costs due to the opening of the new distribution center for fresh products in September 2009. Selling, general and administrative expenses decreased by 17 basis points to 16.5% of revenues mainly as a result of positive sales leveraging and cost saving efforts as included in the “Excel 2008-2010” plan. As a result, the operating margin of Delhaize Belgium increased strongly by 93 basis points to reach 4.9% of revenues and operating profit increased by 28.2% to EUR 236 million (EUR 185 million in 2009).

In the fourth quarter of 2010, revenues in Belgium amounted to EUR 1.3 billion, an increase of 2.3% over 2009 despite a negative calendar impact of 1.8%. Comparable store sales grew by 3.8% and the market share gains that started at the beginning of 2009 continued. Holiday sales were strong in spite of adverse weather conditions.

In the fourth quarter of 2010, the operating margin of Delhaize Belgium amounted to 4.9%, compared to 4.2% in the fourth quarter of 2009 as a result of increased efficiencies in logistics, better supplier terms and lower operating expenses due to cost savings efforts. Operating profit increased by 19.8% to EUR 62 million.

Greece

In 2010, the performance of Alfa Beta remained strong despite a difficult economic environment. Revenues increased by 6.3%, reaching EUR 1.6 billion. Market share increased by 160 basis points to 18.4% (source: AC Nielsen).

In 2010, Delhaize Group added seven stores in Greece and operated 223 at year-end.

In 2010, gross margin increased by 42 basis points to 24.3%, mainly as a result of better supplier terms. Selling, general and administrative expenses as a percentage of revenues increased by 23 basis points to 20.4% as a result of salary increases and additional taxes due to government measures. The operating margin of Alfa Beta was stable at 4.0% and operating profit increased by 6.9% to EUR 63 million.

In the fourth quarter of 2010, revenues grew by 5.5% and the operating margin was very strong at 8.1% (6.7% in 2009), resulting from both a strong gross margin increase, due to vendor allowances received for promotional activities and to improvement in inventory management, and to lower selling, general and administrative expenses. This led to an operating profit increase of 29.1% to EUR 35 million (EUR 27 million in 2009).

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	6 of 22

Rest of the World (Romania and Indonesia)

In 2010, the revenues of the Rest of the World segment (Romania and Indonesia) amounted to EUR 300 million, an increase of 20.5% versus the prior year at identical exchange rates. The Rest of the World segment recorded an operating profit of EUR 5 million compared to an operating loss of EUR 1 million in 2009 mainly as a result of positive sales leveraging in Romania.

During the fourth quarter of 2010, revenues increased by 23.6% at identical exchange rates supported by the expansion of the store network, especially in Romania. An operating profit of EUR 3 million was recorded as a result of positive sales leveraging in both countries and better supplier terms in Indonesia.

The Rest of the World network of Delhaize Group included 145 supermarkets at the end of 2010 (72 in Romania and 73 in Indonesia), 28 more than in 2009 due to the addition of 21 stores in Romania (among which ten Red Market stores) and seven stores in Indonesia.

» Proposed Appointment of Two New Board Members

The Board of Directors will propose to the shareholders at the General Meeting to be held on May 26, 2011, to appoint Mr. Jean-Pierre Hansen and Mr. William G. McEwan as independent directors for a term of three years.

Jean-Pierre Hansen (1948). Mr. Hansen is member of the Executive Committee of GDF Suez. Mr. Hansen served as Chief Executive Officer of Electrabel from 1992 and Chairman of the Board of Directors of Electrabel from 1999 till 2004. Mr. Hansen was Chief Operating Officer and Vice-Chairman of the Executive Committee of the Suez Group from 2003 till 2008. He is a member of the Board of Directors of Electrabel, Compagnie Nationale à Portefeuille, KBC and SNCB Logistics.

William G. McEwan (1956). Mr. McEwan is President & Chief Executive Officer of Sobeys Inc. and a member of the Board of Directors of its parent company, Empire Company Limited. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s U.S. Atlantic Region, the position he held immediately prior to joining Sobeys Inc. Since joining Sobeys in November 2000, Mr. McEwan has overseen the development and execution of the company’s long-term strategic plan. Mr. McEwan is on the Board of Directors of The Consumer Goods Forum.

The Board will also propose the renewal of the mandates of Mr. Hugh Farrington for a term of three years and Mr. Jacques de Vaucleroy and Baron Vansteenkiste each for a term of four years for approval at the Ordinary General Meeting. Count de Pret Roose de Calesberg and Mr. François Cornélis will not stand for renewal when their current mandates expire at the Ordinary General Meeting to be held on May 26, 2011.

Complete agendas for the upcoming Ordinary and Extraordinary General Meetings of shareholders will be included in the notices to the meetings, which will be published in the Belgian press and on the Company website www.delhaizegroup.com.

» Changes to Delhaize Group Executive Committee Responsibilities

Effective March 1, 2011, Ron Hodge, who previously held the position of CEO of Delhaize America Operations, has been promoted to CEO, Delhaize America, replacing in this function Pierre-Olivier Beckers, President and CEO of Delhaize Group. This is a further logical step in the construction of a more efficient, Delhaize America leadership structure. In this new, broader capacity, Ron will have responsibility for leveraging all aspects of the business, including operations, corporate functions and shared services.

Michael Waller, in addition to his role as Executive Vice President, General Counsel and Secretary of Delhaize Group, becomes President Director of Super Indo, our Indonesian operating company and will be based in Jakarta. This underlines our Group’s commitment to the accelerated growth of our Indonesian operations.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	7 of 22

» 2011 Operational Outlook

Operational initiatives

In addition to continuing to sharpen Food Lion’s price position, we have identified concrete action plans to strengthen other attributes of our Food Lion brand and will start rolling these out in representative pilot markets, starting in the second quarter of 2011.

Further, our U.S. operating companies are reinforcing their private brand assortment through the introduction of a new value line called My Essentials. We intend to carry 500 My Essentials products in all our U.S. stores by the end of the second quarter of 2011. Our target for U.S private brand is to reach 35% of total store revenues by the end of 2013, compared to approximately 27% at the end of 2010.

We are well on track to achieve our ambitious target of EUR 500 million gross annual savings in selling, general and administrative expenses and cost of goods sold by the end of 2012.

Agreement to acquire 100% of Delta Maxi Group

On March 3, 2011, we announced that we had reached an agreement to acquire 100% of the Serbian retailer Delta Maxi Group, an acquisition that will make Delhaize Group a leading retailer in Southeastern Europe. Through combining Delta Maxi Group with our existing network in Greece and Romania, Delhaize Group expects to generate approximately EUR 3.4 billion in annual sales through 800 stores at the end of 2011. We are very excited about this transaction that will change Delhaize Group’s growth profile in a market with tremendous potential. We expect to close the acquisition in the third quarter of 2011.

2011 operating profit generation, capital expenditures and store opening outlook

In 2011, we expect the generation of operating profit for the Group to accelerate from the second quarter. This is due to a number of technical elements as well as the unfavorable comparison with a strong first quarter last year.

In 2011, Delhaize Group plans capital expenditures of EUR 900 million (excluding leases) at identical exchange rates as well as the net addition of 100 to 110 stores to the network by the end of the year (excluding the acquisition of Delta Maxi Group).

» Conference Call and Webcast

Delhaize Group’s management will comment on the fourth quarter and full year 2010 results during a conference call starting March 10, 2011 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 7138 0815 (U.K), +1 212 444 0585 (U.S.) or +32 2 789 2125 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 137 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	8 of 22

» Financial Calendar

• Press release – 2011 first quarter results	May 4, 2011
• Press release – 2011 second quarter results	August 5, 2011
• Press release – 2011 third quarter results	November 10, 2011
• Press release – 2011 fourth quarter and full year revenues	January 12, 2012

» Contacts

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	9 of 22

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

» Condensed Consolidated Income Statement

Q4 2010	Q4 2009	(in millions of EUR)	YTD 2010	YTD 2009
5 243	4 873	Revenues	20 850	19 938
(3 886)	(3 619)	Cost of sales	(15 497)	(14 813)

1 357	1 254	Gross profit	5 353	5 125
25.9%	25.7%	Gross margin	25.7%	25.7%
23	23	Other operating income	85	78
(1 063)	(1 008)	Selling, general and administrative expenses	(4 394)	(4 192)
(10)	(46)	Other operating expenses	(20)	(69)

307	223	Operating profit	1 024	942
5.9%	4.6%	Operating margin	4.9%	4.7%
(53)	(52)	Finance costs	(215)	(208)
2	1	Income from investments	12	6

256	172	Profit before taxes and discontinued operations	821	740
(66)	(36)	Income tax expense	(245)	(228)

190	136	Net profit from continuing operations	576	512

—	—	Result from discontinued operations, net of tax	(1)	8
190	136	Net profit (before non-controlling interests)	575	520

—	2	Net profit attributable to non-controlling interests	1	6
190	134	Net profit attributable to equity holders of the Group (Group share in net profit)	574	514

		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.89	1.34	Basic earnings per share	5.74	5.07
1.88	1.33	Diluted earnings per share	5.69	5.00

		Group share in net profit:
1.88	1.35	Basic earnings per share	5.73	5.16
1.87	1.34	Diluted earnings per share	5.68	5.08

		Weighted average number of shares outstanding:
100 459 418	99 944 891	Basic	100 270 861	99 802 736
101 161 040	100 855 175	Diluted	101 159 686	101 574 069

101 555 281	100 870 626	Shares issued at the end of the quarter	101 555 281	100 870 626

100 566 421	99 915 040	Shares outstanding at the end of the quarter	100 566 421	99 915 040

1.3583	1.4779	Average USD per EUR exchange rate	1.3257	1.3948

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	10 of 22

» Condensed Consolidated Statement of Comprehensive Income

Q4 2010	Q4 2009	(in millions of EUR)	YTD 2010	YTD 2009
190	136	Net profit of the period	575	520

—	—	Deferred gain (loss) on discontinued cash flow hedge	—	—
—	—	Reclassification adjustment to net profit	1	1
—	—	Tax (expense) benefit	—	—

—	—	Deferred gain (loss) on discontinued cash flow hedge, net of tax	1	1

4	3	Gain (loss) on cash flow hedge	23	(31)
(5)	(3)	Reclassification adjustment to net profit	(15)	22
—	—	Tax (expense) benefit	(3)	3

(1)	—	Gain (loss) on cash flow hedge, net of tax	5	(6)

(5)	(3)	Unrealized gain (loss) on financial assets available for sale	3	(7)
—	—	Reclassification adjustment to net profit	(1)	1
1	1	Tax (expense) benefit	—	1

(4)	(2)	Unrealized gain (loss) on financial assets available for sale, net of tax	2	(5)

1	(7)	Actuarial gain (loss) on defined benefit plans	1	(7)
(1)	3	Tax (expense) benefit	(1)	3

—	(4)	Actuarial gain (loss) on defined benefit plans, net of tax	—	(4)

84	65	Exchange gain (loss) on translation of foreign operations	263	(131)
—	—	Reclassification adjustment to net profit	—	—

84	65	Exchange gain (loss) on translation of foreign operations	263	(131)

79	59	Other comprehensive income	271	(145)
—	—	Attributable to non-controlling interests	—	—

269	195	Total comprehensive income for the period	846	375
—	2	Amount attributable to non-controlling interests	1	6
269	193	Amount attributable to equity holders of the Group	845	369

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	11 of 22

» Condensed Consolidated Balance Sheet

(in millions of EUR)	December 31, 2010	December 31, 2009
Assets
Non-current assets	7 914	7 329
Goodwill	2 828	2 640
Intangible assets	634	574
Property, plant and equipment	4 075	3 785
Investment property	60	50
Financial assets	142	142
Derivative instruments	61	96
Other non-current assets	114	42
Current assets	2 988	2 419
Inventories	1 460	1 278
Receivables and other assets	719	675
Financial assets	46	27
Derivative instruments	5	—
Cash and cash equivalents	758	439
Total assets	10 902	9 748

Liabilities
Total equity	5 069	4 409
Shareholders’ equity	5 068	4 392
Non-controlling interests	1	17
Non-current liabilities	3 510	3 097
Long-term debt	1 966	1 904
Obligations under finance lease	684	643
Deferred tax liabilities	543	227
Derivative instruments	16	38
Provisions	233	228
Other non-current liabilities	68	57
Current liabilities	2 323	2 242
Short-term borrowings	16	63
Long-term debt - current portion	40	42
Obligations under finance lease	57	44
Accounts payable	1 574	1 436
Derivative instruments	—	2
Other current liabilities	636	655

Total liabilities and equity	10 902	9 748

USD per EUR exchange rate	1.3362	1.4406

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	12 of 22

» Condensed Consolidated Statement of Cash Flows

Q4 2010	Q4 2009		(in millions of EUR)	YTD 2010	YTD 2009
			Operating activities
190	136		Net profit (before non-controlling interests)	575	520
			Adjustments for:
141	128		Depreciation and amortization - continuing operations	575	515
10	16		Impairment - continuing operations	14	22
117	86		Income taxes, finance costs and income from investments	449	422
3	13		Other non-cash items	20	43
(55)	139		Changes in operating assets and liabilities	(67)	92
(67)	(63)		Interest paid	(202)	(199)
1	3		Interest received	11	9
(8)	(60)		Income taxes paid	(58)	(248)
332	398		Net cash provided by operating activities	1 317	1 176

			Investing activities
(7)	(10	)(1)	Business acquisitions	(19)	(39	)(1)
(238)	(192)		Purchase of tangible and intangible assets (capital expenditures)	(660)	(520)
5	4		Sale of tangible and intangible assets	14	10
12	1		Net investment in debt securities	(13)	(5)
(3)	(8)		Other investing activities	13	(1)
(231)	(205)		Net cash used in investing activities	(665)	(555)

101	193		Cash flow before financing activities	652	621

			Financing activities
(4)	1		Exercise of share warrants and stock options	32	16
(4)	(5)		Treasury shares purchased	(26)	(10)
—	(1)		Non-controlling interests purchased	(47)	(108)
(1)	(1)		Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(162)	(152)
—	—		Escrow maturities	2	5
(16)	(8)		Borrowings under (repayments of) long-term loans (net of direct financing costs)	(92)	(142)
(72)	(147)		Borrowings under (repayments of) short-term loans, net	(49)	(91)
—	2		Settlement of derivative instruments	(1)	(14)

(97)	(159)		Net cash provided by (used in) financing activities	(343)	(496)

9	10		Effect of foreign currency translation	10	(7)

13	44		Net increase (decrease) in cash and cash equivalents	319	118

745	395		Cash and cash equivalents at beginning of period	439	321
758	439		Cash and cash equivalents at end of period	758	439

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	13 of 22

» Condensed Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409

Other comprehensive income	271	—	271
Net profit	574	1	575

Total comprehensive income for the period	845	1	846

Capital increases	26	—	26
Dividends declared	(161)	(1)	(162)
Treasury shares purchased	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	11	—	11
Tax payment for restricted shares vested	(5)	—	(5)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	16	—	16
Purchase of non-controlling interests	(31)	(16)	(47)

Balances at December 31, 2010	5 068	1	5 069

Shares issued	101 555 281
Treasury shares	988 860
Shares outstanding	100 566 421

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195

Other comprehensive income	(145)	—	(145)
Net profit	514	6	520

Total comprehensive income for the period	369	6	375

Capital increases	14	—	14
Dividends declared	(148)	(4)	(152)
Treasury shares purchased	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(2)	—	(2)
Excess tax benefit on employee stock options and restricted shares	2	—	2
Share-based compensation expense	20	—	20
Purchase of non-controlling interests	—	(37)	(37)

Balances at December 31, 2009	4 392	17	4 409

Shares issued	100 870 626
Treasury shares	955 586
Shares outstanding	99 915 040

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	14 of 22

» Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2010 and 2009 information in the condensed financial statements on pages 10-14 of this summary financial report (“report”) is based on Delhaize Group’s 2010 annual financial statements, which have not yet been published.

The condensed consolidated financial statements of the Group for the fiscal year ended December 31, 2010 were authorized for issue by the Board of Directors on March 9, 2011.

As this interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, it should therefore be read in conjunction with the full 2010 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website early April 2011.

The Group’s statutory auditor confirmed that the audit opinion on the 2010 consolidated financial statement will be unqualified.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2010:

•	Improvements to IFRS;

•	Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions;

•	Revised IFRS 3 Business Combinations;

•	Amendments to IAS 27 Consolidated and Separate Financial Statements;

•	Amendments to IAS 39 Eligible Hedged Items; and

•	IFRIC 17 Distribution of non-cash Assets to Owners.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the performance of the Group. The overall effect will be further explained in our 2010 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date and does not expect any significant impact for 2011. We will report on these new pronouncements in our 2010 consolidated financial statements, too.

Segment information required by IAS 34 can be found on page 5 of this Earnings Release and forms an integral part of this interim report.

Business acquisitions

During 2010, Delhaize Group entered into several small agreements acquiring in total 15 individual stores in various parts of the world, which meet the definition of a business under IFRS 3 and were accounted for correspondingly. Total consideration transferred during 2010 was EUR 16 million in cash, and additional final payments of EUR 1 million are expected to be paid in 2011. These transactions resulted in an

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	15 of 22

increase of goodwill of EUR 12 million, mainly representing expected benefits from the integration of the stores in the existing sales network and the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 3 million during 2010, related to the acquisition of Koryfi SA, which occurred in 2009 and for which acquisition accounting was completed during 2010.

Non-controlling interests

Acquisition of non-controlling interest in Alfa Beta Vassilopoulos S.A.

On March 12, 2010, Delhaize Group launched through its wholly-owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (“Delned”), a new tender offer to acquire the remaining shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) not held by Delned at EUR 35.73 per share.

On June 4, 2010, Delned requested from the Hellenic Capital Market Commission the approval to squeeze-out the remaining minority shares in Alfa Beta, which was granted on July 8, 2010. The last date of trading Alfa Beta shares at the Athens Exchange was July 29, 2010 and settlement occurred on August 9, 2010.

Since August 9, 2010, Delhaize Group owns 100% of the voting rights in Alfa Beta and Alfa Beta was delisted from the Athens Exchange as of October 1, 2010.

In accordance with the amended IAS 27 Consolidated and Separate Financial Statements, the acquisition of non-controlling interest has been accounted for as an equity transaction since 2010. The difference between the amount of non-controlling interest and the fair value of the consideration paid, including transactions costs, was recognized directly in equity and attributed to the shareholders of the Group and had therefore no impact on goodwill or profit or loss.

The amended IAS 27 also changed certain presentation provisions of IAS 7 Statement of Cash Flows, requiring, in line with the underlying principle of IAS 27 that is explained above, classifying cash flows from the acquisition / disposal of non-controlling interest as “Financing activities,” instead of “Investing activities.” Delhaize Group incurred cash outflows of EUR 47 million in 2010, which were classified correspondingly. Comparative information has been restated to align presentation.

» Income Statement

Other operating income

Q4 2010	Q4 2009	(in millions of EUR)	YTD 2010	YTD 2009
9	7	Rental income	33	30
7	3	Income from waste recycling activities	23	11
2	3	Services rendered to suppliers	9	11
—	1	Sale of businesses	—	1
1	2	Gain on sale of property, plant and equipment	4	5
4	7	Other	16	20

23	23	Total	85	78

Other operating expenses

Q4 2010	Q4 2009	(in millions of EUR)	YTD 2010	YTD 2009
1	(27)	Store closing and restructuring expenses	2	(36)
(10)	(17)	Impairment	(14)	(22)
—	(2)	Loss on sale of property, plant and equipment	(3)	(9)
(1)	—	Other	(5)	(2)

(10)	(46)	Total	(20)	(69)

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	16 of 22

» Balance Sheet and Cash Flow Statement

Property, plant and equipment

During 2010, Delhaize Group added EUR 607 million in property, plant and equipment (EUR 223 million in the fourth quarter), including EUR 55 million (EUR 27 million in the fourth quarter) in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 12 million (EUR 3 million for the fourth quarter). Commitments for purchase of property, plant and equipment at December 31, 2010 were EUR 53 million.

Impairment of non-current assets

In the fourth quarter of 2010, an impairment charge of EUR 10 million was recorded primarily related to underperforming stores (EUR 8 million) and investment property (EUR 2 million), resulting in total impairment charges of EUR 14 million for the full year, net of reversals.

Issuance and repurchase of equity securities

In the fourth quarter of 2010, Delhaize Group issued 147 831 new shares, purchased 77 500 of its own shares and used 14 496 treasury shares to satisfy stock options.

During 2010, Delhaize Group issued in total 684 655 new shares, purchased 441 996 of its own shares and used 408 722 treasury shares to satisfy stock options. Delhaize Group owned 988 860 treasury shares at the end of December 2010.

Issuance, repurchase and repayments of debt

During the second quarter of 2010, bonds of EUR 40 million issued by Delhaize Group’s Greek subsidiary Alfa Beta matured and were repaid.

On October 8, 2010, Delhaize Group completed a private debt exchange transaction, pursuant to which Delhaize Group offered to exchange certain notes and debentures previously issued by Delhaize Group’s wholly owned subsidiary Delhaize America, LLC, for new notes issued by Delhaize Group.

In the private debt exchange offer, Delhaize Group offered to exchange any and all of the outstanding 9.00% Debentures due 2031 and 8.05% Notes due 2027 (together the “Existing Securities”) held by eligible holders for new 5.70% Notes due 2040 (the “New Notes”). In total, USD 588 million of the total principal of USD 931 million of the Existing Securities were tendered by eligible holders and exchanged for USD 827 million of the New Notes.

The transaction qualified as a “debt modification” under IFRS and the costs and fees incurred adjusted the carrying amount of the Existing Securities, being the carrying amount of the New Notes, and are amortized over the remaining term of the New Notes. In line with IFRS, the non-cash premium granted, being the difference between the principal amounts of the Existing Securities tendered and the principal amount of the New Notes issued, has no immediate impact on the carrying amount of the New Notes and is also amortized over the remaining term of the New Notes, i.e. until 2040.

The New Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their New Notes in cash for an amount equal to 101% of the aggregated principal amount of the New Notes plus accrued and unpaid interest thereon (if any), upon the occurrence of both (a) a change in control and (b) a downgrading in our credit rating by the agencies Moody’s and S&P.

Dividends

At Delhaize Group’s shareholders’ meeting on May 27, 2010, Delhaize Group’s shareholders approved the distribution of a EUR 1.60 gross dividend per share for financial year 2009. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.20 per share. The 2009 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 3, 2010 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 8, 2010. The Board of Directors proposal to the Ordinary General Meeting of May 26, 2011, can be found in the first part of this earnings release.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	17 of 22

» Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 139 of the 2009 Annual Report.

» Share-based Payments

In June 2010, Delhaize Group granted 123 917 restricted stock unit awards and 232 992 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was USD 78.33 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 78.33, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 13.03 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.54%
Expected volatility	25.18%
Risk-free interest rate	1.59%
Expected term in years	4.0

During the acceptance period which ended early August 2010, Delhaize Group issued 198 977 stock options to senior management of its non-U.S. operating companies, at an exercise price of EUR 66.29. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the acceptance period, and amounts to EUR 9.73. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.52%
Expected volatility	26.60%
Risk-free interest rate	1.45%
Expected term in years	5.0

» Related-Party Transactions

In June 2010, the Group granted an aggregate number of 106 341 stock options and warrants and 22 677 restricted stock units to members of the Executive Management. An overview of the Group’s key-management compensation will be included in the 2010 consolidated financial statements.

» Key Events After Balance Sheet Closing Date

In February 2011, Delhaize Group has been notified that some Greek former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by Delhaize Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group is convinced that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group is currently in the process of reviewing the merits and any potential exposure of this claim and will vigorously defend itself against this claim. The first hearing has been scheduled in October 2013.

On March 3, 2011, Delhaize Group announced the signing of an agreement to acquire 100% of the registered share capital and voting rights of Delta Maxi Group, a retail company operating approximately 450 stores in five countries in Southeastern Europe. The agreed total purchase price amounts to EUR 932.5 million, including net debt of approximately EUR 300 million. The acquisition is subject to mutually agreed upon and customary conditions, including the approval by the merger control authorities in Serbia, Bulgaria, Montenegro and Albania. Delhaize Group expects to close the deal in the third quarter of 2011, as from which date Delta Maxi Group will be fully consolidated into the Group’s consolidated financial statements.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	18 of 22

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2009	End of Q3 2010	Change 2010	End of 2010
United States	1 607	1 605	+20	1 627
Belgium	792	800	+13	805
Greece	216	221	+7	223
Romania	51	64	+21	72
Indonesia	66	70	+7	73

Total	2 732	2 760	+68	2 800

» Organic Revenue Growth Reconciliation

Q4 2010	Q4 2009	% Change	(in millions of EUR)	YTD 2010	YTD 2009	% Change
5 243	4 873	7.6%	Revenues	20 850	19 938	4.6%
(299)			Effect of exchange rates	(723)
4 944	4 873	1.5%	Revenues at identical exchange rates	20 127	19 938	1.0%
—	—		Divestitures	—	—
(2)	—		Acquisitions	(19)	—

4 942	4 873	1.4%	Organic sales growth	20 108	19 938	0.9%

» Free Cash Flow Reconciliation

Q4 2010	Q4 2009	(in millions of EUR)	YTD 2010	YTD 2009
332	398	Net cash provided by operating activities	1 317	1 176
(231)	(205)	Net cash used in investing activities (1)	(665)	(555)
(12)	(1)	Net investment in debt securities	13	5

89	192	Free cash flow	665	626

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	19 of 22

» Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	December 31, 2010	December 31, 2009
Non-current financial liabilities	2 650	2 547
Current financial liabilities	113	149
Derivative liabilities	16	40
Derivative assets	(66)	(96)
Investment in securities - non-current	(125)	(126)
Investment in securities - current	(43)	(12)
Cash and cash equivalents	(758)	(439)

Net debt	1 787	2 063
Net debt to equity ratio	35.3%	46.8%

» Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q4 2010			Q4 2009	2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 243	(299)	4 944	4 873	7.6%	1.5%
Operating profit	307	(17)	290	223	38.0%	30.2%
Net profit from continuing operations	190	(10)	180	136	40.0%	33.3%
Basic EPS from continuing operations	1.89	(0.09)	1.80	1.34	40.9%	34.2%
Net profit (Group share)	190	(10)	180	134	40.5%	33.9%
Basic earnings per share	1.88	(0.09)	1.79	1.35	39.8%	33.2%
Free cash flow (1)	89	(4)	85	192	(53.2%)	(55.3%)

(in millions of EUR, except per share amounts)	YTD 2010			YTD 2009	2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	20 850	(723)	20 127	19 938	4.6%	1.0%
Operating profit	1 024	(38)	986	942	8.7%	4.7%
Net profit from continuing operations	576	(20)	556	512	12.5%	8.6%
Basic EPS from continuing operations	5.74	(0.20)	5.54	5.07	13.1%	9.3%
Net profit (Group share)	574	(20)	554	514	11.7%	7.9%
Basic earnings per share	5.73	(0.20)	5.53	5.16	11.2%	7.4%
Free cash flow (1)	665	(20)	645	626	6.5%	3.2%

(in millions of EUR)	December 31, 2010			December 31, 2009	Change
Net debt	1 787	(18)	1 769	2 063	(13.4%)	(14.3%)

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	20 of 22

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these condensed consolidated financial statements for the twelve month period ended December 31, 2010 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the financial year 2010 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 9, 2011

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Michel Denayer, confirmed on March 9, 2011, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2010, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 9, 2011.

RISKS

In accordance with Article 12 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 68 through 71 of the 2009 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	21 of 22

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about the planned acquisition of Delta Maxi, expected costs savings under the New Game Plan, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, failure to meet closing conditions for Delta Maxi transaction, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2010	22 of 22

This Form 6-K report is hereby incorporated by reference into the prospectus contained in Delhaize Group’s Registration Statement on Form F-4 (Registration Statement No. 333-171613) and shall be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 14, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President